UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 7 August 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Market release: Telecom welcomes moves towards regulatory certainty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 7 August 2013	By:	/s/ Laura Byrne

	Name:	Laura Byrne
	Title:	Company Secretary

MARKET RELEASE 7 August 2013

Telecom welcomes moves towards regulatory certainty

Telecom welcomes today’s commencement of a Government review of the policy framework for regulating telecommunications services in New Zealand.

In particular, Telecom notes that the first phase of the review, which will look at the current regulatory framework for fixed access services in the transition from copper to fibre networks, seeks to get clarity on copper pricing by no later than 30 November 2015 and possibly by 30 November 2014. Legislative changes to put the new framework into effect are due to be made by the end of 2013.

The discussion document released today by the Government comes to the preliminary conclusion that copper access prices (UCLL and UBA combined) should be roughly equivalent to fibre prices set by the UFB tendering process.

“Telecommunications service providers like Telecom just need pricing certainty so we have a clear understanding of the costs involved, across various technologies, for providing services to our customers,” commented Telecom chief executive Simon Moutter. “Pricing certainty will allow us to get on with what’s most important – competing in the marketplace through innovation, product differentiation and quality service.”

Telecom will be participating in the consultation process around the first phase of the review, with submissions to be made by 13 September 2013.

The Government’s discussion document can be found at the following link: http://www.med.govt.nz/sectors-industries/technology-communication/communications/legislation-relating-to-the-telecommunications-sector/review-of-the-telecommunications-act-2001

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For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Investor Relations & Capital Markets +64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand